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                             February 12, 2024

       Gurminder Sangha
       President and Chief Executive Officer
       FE Battery Metals Corp.
       700 West Georgia Street, 25th Floor
       Vancouver, British Columbia, Canada, V7Y 1B3

                                                        Re: FE Battery Metals
Corp.
                                                            Form 20-F for
Fiscal Year Ended March 31, 2023
                                                            File No. 000-29870

       Dear Gurminder Sangha:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended March 31, 2023

       Item 4. Information on the Company
       D. Property, Plant and Equipment, page 19

   1.                                                   Please clearly
distinguish between material and non-material properties and provide the disclosure under
subpart 1300 of Regulation S-K, as required by the Instructions to Item 4 of Form 20-F. Summary
disclosure should include a summary of all properties, including material and
non-material properties, and include the information required by Item
                                                        1303(b) of Regulation
S-K. The individual property disclosure should include the
                                                        information required by
Item 1304 of Regulation S-K for each material property.

                                                        The summary disclosures
should appear in advance of and incremental to the individual property disclosures.
The information required for the individual property disclosure are more extensive and
detailed in comparison.

                                                         Please revise your
filing to include and differentiate between the summary and individual property disclosures to
comply with the aforementioned guidance.
 Gurminder Sangha
FE Battery Metals Corp.
February 12, 2024
Page 2
2. Please revise to include disclosure regarding your internal controls related to your exploration program as required by Item 1305 of Regulation S-K.
Item 15. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 46

3. Please revise your disclosure to identify the version of the COSO Framework you used in your evaluation of the Company's internal control over financial reporting (i.e., 1992 or
         2013). Refer to Item 308(a)(2) of Regulation S-K.
Exhibit F-1
Report of Independent Registered Public Accounting Firm, page 2

4.       We note the audit opinion indicates that the    financial statements
 include    a summary of
         significant accounting policies and other explanatory information. Please make arrangements with your auditor to revise their report to specifically
reference    the related
         notes and any related schedule(s)    in the first sentence of the
first paragraph. Refer to
         PCAOB Auditing Standard 3101.08(d).
5.       We note that in addressing matters of going concern, the audit opinion
states    the
         existence of a material uncertainty that casts significant doubt about
the Company   s
         ability to continue as a going concern.    Please make arrangements
with your auditor to
         revise their report to clearly state that there is substantial doubt about your ability to continue as a going concern, if true. Refer to PCAOB Auditing Standard 2415.
Notes to the Financial Statements
2. Significant Accounting Policies
(a) Statement of Compliance, page 8

6.       We note your statement that these    financial statements, including
comparatives, have
         been prepared in accordance with International Accounting Standard 1, Presentation of
         Financial Statements (   IAS 1   ) as issued by the International
Accounting Standards Board
         (   IASB   ).    Please revise this disclosure to state unreservedly
and explicitly that the
         financial statements comply with IFRS as issued by the IASB. Refer to
Item 17(c) of
         Form 20-F.
General
FirstName LastNameGurminder Sangha
7. Your filing does not include the required Inline XBRL presentation in accordance with
Comapany
       ItemNameFE    Battery Metals
            405 of Regulation  S-T. Corp.
                                     Please file an amendment to the filing to
include the required
       Inline XBRL   presentation.
February 12, 2024 Page 2
FirstName LastName
 Gurminder Sangha
FirstName
FE Battery LastNameGurminder Sangha
           Metals Corp.
Comapany12,
February   NameFE
             2024 Battery Metals Corp.
February
Page 3 12, 2024 Page 3
FirstName LastName
8. It appears that you have not furnished interim financial information on Form 6-K. Per
         General Instruction B to Form 6-K, this information is required to be furnished in the U.S.
         when certain criteria are met as outlined in the General Instruction. Please revise to furnish your interim financial information on Form 6-K, or tell us why you are not required to furnish this information.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer O'Brien at 202-551-3721 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions about engineering comments.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation